# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ostin Technology Group Co., Ltd., CIK 0001803407
CUSIP: G67927114
Title of class of securities: Class A Ordinary Shares, $0.001 par value per share
Address of issuer's principal executive offices: Building 2, 101, 1 Kechuang Road, Qixia District, Nanjing, Jiangsu Province, China (F4), 210046
Date of event which requires filing of this statement: 05/08/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002070440

## Reporting persons
- HSIAO TZU-KAI: type of reporting person: individual (IN); citizenship or place of organization: Taiwan (F5); sole voting power 6,879,998; shared voting power 0; sole dispositive power 6,879,998; shared dispositive power 0; aggregate amount beneficially owned 6,879,998 (6.4% of the class)
  Comment: (1) Represents 6,879,998 Class A Ordinary Shares held by HSIAO TZU-KAI.
  
  (2) The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by all of the issuer's issued and outstanding Class A ordinary shares as of May 12, 2025, as provided by the issuer.
  
  According to the Form 6-K filed on May 12, 2025 and the Form 20-F filed on Januanry 17, 2025, by the issuer, 107,430,032 Class A ordinary shares and 200,000 Class B ordinary shares are issued and outstanding as of May 12, 2025.
  
  The shares beneficially owned by the reporting person represents 5.40% of the total outstanding voting power. The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power beneficially owned by all of the issuer's holders of Class A ordinary shares and Class B ordinary shares as a single class as of May 12, 2025. Each holder of the Class A ordinary share is entitled to one vote per share and each holder of the Class B ordinary share is entitled to 100 votes per share.

## Item 1. Issuer
Name of issuer: Ostin Technology Group Co., Ltd.
Address of issuer's principal executive offices: Building 2, 101, 1 Kechuang Road, Qixia District, Nanjing, Jiangsu Province, China 210046

## Item 2. Person Filing
Name of person filing: HSIAO TZU-KAI
Address of principal business office or, if none, residence: NO. 4, 3F, LN. 141, REN'AI ST., SANCHONG DIST., NEW TAIPEI CITY 241055, TAIWAN
Citizenship: Taiwan

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 6,879,998 Class A Ordinary Shares
Percent of class: 6.40%
Sole power to vote or to direct the vote: 6,879,998 Class A Ordinary Shares
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 6,879,998 Class A Ordinary Shares
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- HSIAO TZU-KAI: /s/ HSIAO TZU-KAI, HSIAO TZU-KAI (05/29/2025)